TOKYO AOYAMA AOKI LAW OFFICE

ATTORNEYS AT LAW

BAKER & McKENZIE

ATTORNEY AT FOREIGN LAW OFFICE

QUALIFIED JOINT ENTERPRISE OFFICES

4 1 0 AOYAMA BUILDING
2-3, KITA AOYAMA 1-CHOME
MINATO-KU, TOKYO, 107-0061, JAPAN

(C.P.O.B[redacted]PAN)

FAX: 4

Europe Middle East

Amsterdam, Bahrain, Barcelona, Berlin, Brussels, Budapest, Cairo, Düsseldorf, Frankfurt, Geneva, Kyiv, London, Madrid, Milan, Moscow, Munich, Paris, Prague, Riyadh, Rome, St.Petersburg, Stockholm, Warsaw, Zürich

Asia Pacific

Almaty, Baku, Bangkok, Beijing, Hanoi, Ho Chi Minh City, Hong Kong, Manila, Melbourne, Singapore, Sydney, Taipei, Tokyo

North and South America

Bogotá, Brasília, Buenos Aires, Calgary, Caracas, Chicago, Dallas, Guadalajara, Houston, Juárez, México City, Miami, Monterrey, New York, Palo Alto, Porto Alegre, Rio de Janeiro, San Diego, San Francisco, Santiago, São Paulo, Tijuana, Toronto, Valencia, Washington, D.C.

02028461

FILE NO. 82-4837

April 2, 2002

BY AIR MAIL

Mr. Paul Dudek, Chief
Mr. Rani Doyle
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

PROCESSED
MAY 01 2002
THOMSON FINANCIAL

Promise Co., Ltd.
International Offering of Shares of Common Stock

Dear Sirs:

We are acting as legal counsels to Promise Co., Ltd. (the "Company") with respect to its offering of shares in the States. Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we are forwarding the following documents published by the Company in Japan.

1.	September 28, 2001	Notice of reorganization, retirement of Directors, change of duties assigned to Directors and personnel move (with excerpt English translation)
2.	October 10, 2001	Notice of Issue of ¥20 Billion 26th Unsecured Straight Bonds (with excerpt English translation)
3.	November 22, 2001	Notice of Issue of ¥20 Billion 27th Unsecured Straight Bonds (to Retail Investors) (with excerpt English translation)
4.	December 12, 2001	Semi-Annual Report -First Six Months of the 41st Business Year- (From April 1, 2001 to September 30, 2001) (with excerpt English translation)
5.	January 11, 2002	Notice of Offering for Sale of Shares in Foreign Market (with excerpt English translation)
6.	"	Extraordinary Report (with English translation)
7.	"	Extraordinary Report (with English translation)

8.	January 15, 2002	Notice of Determination of Offering Price (with excerpt English translation)
9.	"	Report of Amendment to Extraordinary Report (with English translation)

Yours truly,

Ken Takahashi

Encls.

cc: Promise Co., Ltd.

The Nomura Securities, Co., Ltd. (w/o Documents)

FILE NO. 82-4837
No. 1

(Excerpt translation)

September 28, 2001

Dear Sirs:

Promise Co., Ltd.
2-4, Otemachi 1-chome, Chiyoda-ku, Tokyo

Hiroki Jinnai
President and Representative Director

The first section of the Tokyo Stock Exchange
(Code No. 8574)

Settlement of Accounts: March 31 of each year

Inquiries shall be directed to: Masahiro Kudo
General Manager,
Public Relations Department
Tel: (03) 3213-2545
Fax: (03) 3215-7249

Notice of reorganization, retirement of Directors, change of duties assigned to Directors and personnel move

Please take notice that the reorganization, retirement of Directors, change of duties assigned to Directors and personnel move in a department general manager will come into force as of October 1, 2001, as described below:

Description

1. Summary of the reorganization (A new organization chart is attached herewith.):

   [Translation omitted]

2. Change of duties assigned to Directors (as of October 1, 2001):

   [Translation omitted]

3. Retirement of Director (as of September 30, 2001):

   Title: Director

   Name: Masayuki Sagawa

4. Retirement of Director due to demise (as of September 21, 2001):

Title: Director

Name: Yoshimi Yanai

5. Personnel move in department general manager (as of October 1, 2001):

[Translation omitted]

- END -

(Excerpt translation)

NEWS RELEASE **PROMISE**

October 10, 2001

Dear Sirs:

Promise Co., Ltd.
2-4, Otemachi 1-chome, Chiyoda-ku, Tokyo

Hiroki Jinnai
President and Representative Director

The first section of the Tokyo Stock Exchange
(Code No. 8574)

Settlement of Accounts: March 31 of each year

Inquiries shall be directed to: Masahiro Kudo
General Manager,
Public Relations Department
Tel: (03) 3213-2545
Fax: (03) 3215-7249

Notice of Issue of ¥20 Billion 26th Unsecured Straight Bonds

Promise Co., Ltd. (the "Company") has concentrated efforts on the diversification and cost reduction of fund raising. The Company has determined to issue ¥20 billion domestic unsecured straight bonds (due in six years).

Consequently, the balance of bonds of the Company issued and outstanding will account for ¥300 billion of domestic straight bonds (including ¥65 billion issued during the current business term).

Description

(Translation omitted)

- END -

FILE NO. 82-4837

No. 3

(Excerpt translation)

NEWS RELEASE **PROMISE**

November 22, 2001

Dear Sirs:

Promise Co., Ltd.
2-4, Otemachi 1-chome, Chiyoda-ku, Tokyo

Hiroki Jinnai
President and Representative Director

The first section of the Tokyo Stock Exchange
(Code No. 8574)

Settlement of Accounts: March 31 of each year

Inquiries shall be directed to: Masahiro Kudo
General Manager,
Public Relations Department
Tel: 03-3213-2545
Fax: 03-3215-7249

Notice of Issue of ¥20 Billion 27th Unsecured Straight Bonds (to Retail Investors)

Promise Co., Ltd. (the "Company") has concentrated efforts on the diversification and cost reduction of fund raising. The Company has determined to issue ¥20 billion domestic unsecured straight bonds (due in four years).

Consequently, the balance of bonds of the Company issued and outstanding will account for ¥320 billion of domestic straight bonds (including ¥85 billion issued during the current business term).

Description

(Translation omitted)

- END -

FILE NO. 82-4837

No. 4

(Excerpt translation)

SEMI-ANNUAL REPORT

First Six Months of the 41st Business Year

From April 1, 2001
To September 30, 2001

PROMISE CO., LTD.

(504030)

SEMI-ANNUAL REPORT

First Six Months of the 41st Business Year

From	April 1, 2001
To	September 30, 2001

To: The Director General of Kanto Local Finance Bureau

Date of Filing: December 12, 2001

Name of the Company:	Promise Kabushiki Kaisha
Name of the Company in English:	Promise Co., Ltd.
Name and Position of the Representative:	Hiroki Jinnai President and Representative Director
Location of the Registered Office:	2-4, Otemachi 1-chome, Chiyoda-ku, Tokyo Telephone: Tokyo 03 (3287) 1515 (key)
Person to Contact:	Akira Nagashima Managing Director responsible for Business Administration
Place to Contact:	Same as above
Person to Contact:	Masayuki Fujiwara Director and General Manager of Business Administration

Places at which copies of this Extraordinary Report are made available for public inspection

Name	Address
Promise Co., Ltd., Osaka office	Osaka Eki-mae Dai 2 Building, 2-2-900, Umeda 1-chome, Kita-ku, Osaka
Tokyo Stock Exchange	2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo

(This report in Japanese consists of 43 sheets including the cover sheet.)

1. Consolidated Interim Financial Statements, etc.

(1) Consolidated Interim Financial Statements

① Consolidated Interim Balance Sheet

	As of September 30, 2000			As of September 30, 2001			As of March 31, 2001		
	Amount (Millions of Yen)		%	Amount (Millions of Yen)		%	Amount (Millions of Yen)		%
(Assets)									
I. Current Assets:									
1. Cash on hand and in banks		53,986			53,340			67,832	
2. Notes and accounts receivable – trade		59,207			58,037			52,293	
3. Operating loans		1,329,330			1,490,190			1,418,656	
4. Marketable securities		1,130			1,132			1,131	
5. Short-term loans receivable		61,377			48,988			44,694	
6. Deferred tax assets		16,334			21,126			16,789	
7. Others		22,555			27,953			24,905	
8. Allowance for doubtful accounts		(55,481)			(70,949)			(61,137)	
Total Current Assets		1,488,440	91.7		1,629,819	92.9		1,565,164	93.2
II. Fixed Assets:									
(1) Tangible fixed assets									
1. Buildings and structure	33,893			30,346			30,194		
Accumulated depreciation amount	14,636	19,257		12,518	17,828		12,112	18,082	
2. Furniture and fixture and transportation equipment	38,438			40,542			39,225		
Accumulated depreciation amount	24,051	14,386		27,651	12,891		25,682	13,542	
3. Land		28,714			12,769			12,728	
Total of tangible fixed assets		62,358	3.8		43,488	2.5		44,353	2.6
(2) Intangible Fixed Assets									
1. Consolidated adjustments		5,220			5,822			6,158	
2. Others		8,955			8,648			8,727	
Total of intangible fixed assets		14,175	0.9		14,471	0.8		14,885	0.9
(3) Investment and Other Assets									
1. Investment securities		30,013			34,718			24,719	
2. Deferred tax assets		1,518			3,495			1,562	
3. Others		26,931			27,952			28,707	
Total of investment and other assets		58,463	3.6		66,166	3.8		54,990	3.3
Total Fixed Assets		134,996	8.3		124,126	7.1		114,229	6.8

	As of September 30, 2000		As of September 30, 2001		As of March 31, 2001	
	Amount (Millions of Yen)	%	Amount (Millions of Yen)	%	Amount (Millions of Yen)	%
III. Deferred Assets:						
1. Share issue expenses	481	0.0	-	-	-	-
Total Assets	1,623,919	100.0	1,753,946	100.0	1,679,394	100.0

	As of September 30, 2000		As of September 30, 2001		As of March 31, 2001	
	Amount (Millions of Yen)	%	Amount (Millions of Yen)	%	Amount (Millions of Yen)	%
(Liabilities)						
I. Current Liabilities:						
1. Accounts payable – trade	721		1,597		1,145	
2. Short-term loans payable	280,085		244,286		266,595	
3. Bonds redeemable within one year	20,000		20,000		30,000	
4. Accrued corporate income tax, etc.	26,394		32,676		20,495	
5. Reserve for bonuses	4,498		4,764		5,051	
6. Other current liabilities	34,698		41,910		31,251	
Total Current Liabilities	366,400	22.6	345,234	19.7	354,539	21.1
II. Long-Term Liabilities:						
1. Bonds	207,000		262,000		227,000	
2. Long-term loans payable	544,070		580,701		560,360	
3. Reserve for retirement allowances	10,034		12,406		11,970	
4. Reserve for retirement gratuities for officers	827		1,090		980	
5. Other long-term liabilities	9,749		5,528		7,039	
Total Long-Term Liabilities	771,681	47.5	861,726	49.1	807,350	48.1
Total Liabilities	1,138,082	70.1	1,206,960	68.8	1,161,890	69.2
(Minority Interests)						
Minority interests	-	-	-	-	-	-
(Shareholders' Equity)						
I. Capital	49,010	3.0	49,053	2.8	49,053	2.9
II. Capital Reserve	75,557	4.7	82,483	4.7	82,483	4.9
III. Consolidated Retained Earnings	361,270	22.2	416,225	23.8	384,667	22.9
IV. Other Valuation Differences of Securities	3,384	0.2	2,180	0.1	4,518	0.3
V. Foreign Currency Translation Adjustments	(464)	(0.0)	(36)	(0.0)	(298)	(0.0)
	488,758		549,907		520,424	
VI. Treasury Share	(2,921)	(0.2)	(2,921)	(0.2)	(2,920)	(0.2)
Total Shareholders' Equity	485,837	29.9	546,985	31.2	517,504	30.8
Total Liabilities, Minority Interests and Shareholders' Equity	1,623,919	100.0	1,753,946	100.0	1,679,394	100.0

② Consolidated Interim Statements of Income

	For the Interim Period April 1, 2000 to September 30, 2000			For the Interim Period April 1, 2001 to September 30, 2001			For the Period April 1, 2000 to March 31, 2001		
	Amount (Millions of Yen)		%	Amount (Millions of Yen)		%	Amount (Millions of Yen)		%
I. Operating Income:									
1. Interest on operating loans					178,957				
2. Other financing income					579				
3. Sales of products					7,098				
4. Other operating income					9,006				
Total Operating Income		176,562	100.0		195,642	100.0		359,641	100.0
II. Operating Expenses:									
1. Financing expenses					12,359				
2. Cost of sales					6,235				
3. Other operating expenses									
(1) Advertising expenses				14,091					
(2) Amount transferred to allowance for doubtful accounts				37,486					
(3) Salaries and bonuses for employees				13,893					
(4) Amount transferred to reserve for bonuses				4,457					
(5) Retirement allowances				1,376					
(6) Amount transferred to reserve for retirement gratuities for officers				86					
(7) Welfare expenses				2,002					
(8) Rental expenses				7,038					
(9) Depreciation amounts				4,110					
(10) Commissions paid				7,675					
(11) Communication expenses				3,400					
(12) Amortization of consolidated adjustments				335					
(13) Others				14,913	110,866				
Total Operating Expenses		113,315	64.2		129,461	66.2		232,223	64.6
Operating Profit		63,246	35.8		66,180	33.8		127,418	35.4
III. Non-Operating Income:									
1. Interest received	47			-			86		
2. Dividend received	148			-			248		
3. Interest received and dividend received	-			195			-		

	For the Interim Period April 1, 2000 to September 30, 2000			For the Interim Period April 1, 2001 to September 30, 2001			For the Period April 1, 2000 to March 31, 2001		
	Amount (Millions of Yen)		%	Amount (Millions of Yen)		%	Amount (Millions of Yen)		%
4. Income from sale of securities	2,693			-			2,693		
5. Income from contribution to anonymous associations	520			842			1,861		
6. Other non-operating income	347	3,757	2.1	304	1,341	0.7	1,249	6,139	1.7
IV. Non-Operating Expenses:									
1. Interest expenses	242			287			498		
2. Amortization of share issue expenses	481			-			963		
3. Loss on investment under the equity method	659			1,735			3,154		
4. Other non-operating expenses	284	1,667	0.9	471	2,493	1.3	807	5,422	1.5
Ordinary Income		65,335	37.0		65,028	33.2		128,135	35.6
V. Extraordinary Income:									
1. Income from liquidation of affiliates	-			-			639		
2. Income from sale of investment securities	15			1,339			-		
3. Other extraordinary income	7	23	0.0	2	1,341	0.7	51	691	0.2
VI. Extraordinary Loss:									
1. Loss on change in accounting standards for retirement allowances	708			-			708		
2. Loss on sale of fixed assets	196			183			18,242		
3. Loss on sale of investment securities	-			882			788		
4. Valuation loss of membership	849			83			1,110		
5. Loss on amortization of contributions	500			-			500		
6. Other extraordinary loss	96	2,351	1.3	61	1,211	0.6	82	21,433	6.0
Net Income before Income Tax Adjustments		63,008	35.7		65,159	33.3		107,392	29.8
Corporate Income, Inhabitant and Enterprise Taxes	26,316			32,561			42,887		
Tax Adjustments	801	27,118	15.3	(4,347)	28,214	14.4	(340)	42,547	11.8
Net Income		35,889	20.4		36,944	18.9		64,845	18.0

③ Consolidated Interim Statements of Retained Earnings

	For the Interim Period April 1, 2000 to September 30, 2000		For the Interim Period April 1, 2001 to September 30, 2001		For the Period April 1, 2000 to March 31, 2001	
	Amount (Millions of Yen)		Amount (Millions of Yen)		Amount (Millions of Yen)	
I. Consolidated retained earnings, beginning of the year		330,502		384,667		330,502
II. Increase in consolidated retained earnings						
1. Increase in retained earnings due to newly consolidated subsidiaries		-		469		-
III. Decrease in consolidated retained earnings						
1. Cash dividends	4,863		5,596		10,421	
2. Directors' bonuses	258		260		258	
(Corporate auditors' bonuses)	(22)	5,122	(25)	5,856	(22)	10,679
IV. Net income for the period		35,889		36,944		64,845
V. Consolidated retained earnings, end of the period		361,270		416,225		384,667

2. Non-Consolidated Interim Financial Statements, etc.

(1) Non-Consolidated Interim Financial Statements

① Non-Consolidated Interim Balance Sheet

	As of September 30, 2000		As of September 30, 2001		As of March 31, 2001	
	Amount (Millions of Yen)	%	Amount (Millions of Yen)	%	Amount (Millions of Yen)	%
(Assets)						
I. Current Assets:						
1. Cash on hand and in banks	42,304		39,815		53,762	
2. Operating loans	1,171,003		1,292,377		1,228,026	
3. Short-term loans receivable	108,597		135,651		115,475	
4. Other current assets	29,647		37,671		31,055	
Allowance for doubtful accounts	(42,850)		(55,410)		(46,500)	
Total Current Assets	1,308,702	90.1	1,450,106	91.5	1,381,819	91.9
II. Fixed Assets:						
1. Tangible fixed assets	58,749	4.0	30,956	2.0	31,885	2.1
2. Intangible fixed assets	7,003	0.5	7,070	0.4	6,673	0.4
3. Investment and other assets	78,710	5.4	96,776	6.1	83,540	5.6
Total Fixed Assets	144,462	9.9	134,803	8.5	122,099	8.1
III. Deferred Assets:						
1. Share issue expenses	481		-		-	
Total Deferred Assets	481	0.0	-	-	-	-
Total Assets	1,453,646	100.0	1,584,910	100.0	1,503,918	100.0

	As of September 30, 2000		As of September 30, 2001		As of March 31, 2001	
	Amount (Millions of Yen)	%	Amount (Millions of Yen)	%	Amount (Millions of Yen)	%
(Liabilities)						
I. Current Liabilities:						
1. Short-term loans payable	5,200		1,300		4,900	
2. Long-term loans payable within one year	219,423		195,350		210,207	
3. Commercial paper	2,000		10,000		-	
4. Bonds redeemable within one year	20,000		20,000		30,000	
5. Accrued corporate income taxes, etc.	24,761		30,434		18,165	
6. Reserve for bonuses	3,900		3,848		4,370	
7. Other current liabilities	10,856		12,958		12,237	
Total current liabilities	286,141	19.7	273,891	17.3	279,880	18.6
II. Long-Term Liabilities:						
1. Bonds	205,000		260,000		225,000	
2. Long-term loans payable	475,714		507,251		482,246	
3. Reserve for retirement allowances	9,760		12,025		11,656	
4. Reserve for retirement gratuities for officers	742		835		784	
5. Other long-term liabilities	6,460		2,825		3,018	
Total Long-Term Liabilities	697,676	48.0	782,938	49.4	722,706	48.1
Total Liabilities	983,817	67.7	1,056,829	66.7	1,002,586	66.7
(Shareholders' Equity)						
I. Capital	49,010	3.4	49,053	3.1	49,053	3.3
II. Capital Reserve	66,862	4.6	72,235	4.6	72,235	4.8
III. Consolidated Retained Earnings	12,224	0.8	12,263	0.8	12,252	0.8
IV. Other Retained Earnings						
1. Voluntary reserve	299,300		350,800		299,300	
2. Unappropriated retained earnings	39,043		41,540		63,978	
Total Other Retained Earnings	338,343	23.3	392,340	24.7	363,278	24.1
V. Other Valuation Differences of Securities	3,387	0.2	2,187	0.1	4,511	0.3
Total Shareholders' Equity	469,829	32.3	528,080	33.3	501,332	33.3
Total Liabilities and Shareholders' Equity	1,453,646	100.0	1,584,910	100.0	1,503,918	100.0

② Non-Consolidated Interim Statements of Income

	For the Interim Period April 1, 2000 to September 30, 2000		For the Interim Period April 1, 2001 to September 30, 2001		For the Period April 1, 2000 to March 31, 2001	
	Amount (Millions of Yen)	%	Amount (Millions of Yen)	%	Amount (Millions of Yen)	%
I. Operating Income:						
1. Interest on operating loans	138,301		151,907		282,663	
2. Other operating income	4,897		4,522		10,110	
Total Operating Income	143,199	100.0	156,429	100.0	292,774	100.0
II. Operating Expenses:						
1. Financing expenses	10,822		10,454		22,068	
2. Other operating expenses	75,792		86,821		154,527	
Total Operating Expenses	86,615	60.5	97,276	62.2	176,596	60.3
Operating Profit	56,584	39.5	59,153	37.8	116,177	39.7
III. Non-Operating Income	3,744	2.6	1,073	0.7	5,999	2.0
IV. Non-Operating Expenses	718	0.5	386	0.2	1,551	0.5
Ordinary Income	59,610	41.6	59,839	38.3	120,625	41.2
V. Extraordinary Income	15	0.0	1,323	0.8	2,334	0.8
VI. Extraordinary Loss	2,155	1.5	1,053	0.7	21,107	7.2
Net Income before Taxes	57,470	40.1	60,109	38.4	101,852	34.8
Corporate Income, Inhabitant and Enterprise Taxes	24,750	17.3	30,413	19.4	39,500	13.5
Tax Adjustments	(279)	(0.2)	(5,190)	(3.3)	(1,168)	(0.4)
Total	24,470	17.1	25,222	16.1	38,331	13.1
Net Income	33,000	23.0	34,887	22.3	63,521	21.7
Income Carried Over from Prior Period	6,043		6,652		6,043	
Interim Dividends	-		-		5,557	
Amount Recorded as Capital Reserve Due to Interim Dividends	-		-		28	
Unappropriated Retained Earnings at the End of the Period	39,043		41,540		63,978	

FILE NO. 82-4837
No. 5

(Excerpt translation)

January 11, 2002

Dear Sirs:

Promise Co., Ltd.
2-4, Otemachi 1-chome, Chiyoda-ku, Tokyo

Hiroki Jinnai
President and Representative Director

The first section of the Tokyo Stock Exchange
(Code No. 8574)

Settlement of Accounts: March 31 of each year

Inquiries shall be directed to: Masahiro Kudo
General Manager,
Public Relations Department
Tel: (03) 3213-2545
Fax: (03) 3215-7249

Notice of Offering for Sale of Shares in Foreign Market

Please take notice that shares of the Company will be offered for sale in the foreign market, as described below:

Description

1. Number of shares to be offered for sale:

   8,800,000 shares of common stock of the Company (expected).

   The number of shares to be offered for sale is expected to be determined on the offering price determination date set forth in item 2 below.

2. Offering price:

   Undecided.

   The offering price is expected to be determined on any day during the period from and including January 15, 2002 (Tuesday) to and including January 18, 2002 (Friday) (hereinafter referred to as the "offering price determination date").

3. Total offering prices:

   Undecided.

4. Method of offering for sale: The shares of common stock of the Company will be undertaken from the selling shareholders under a bought deal by the underwriter set forth in item 6 below and distributed by its foreign related companies.

5. Name of selling shareholder and the number of shares to be offered for sale:

Juri Jinnai	4,400,000 shares
Yuuta Jinnai	4,400,000 shares

The number of shares to be offered for sale by each of the selling shareholders may be changed hereafter.

6. Name of underwriter: Nikko Salomon Smith Barney Limited

7. Area where the shares will be offered for sale: Foreign market, including Europe among others (however, in the United States, the shares will be offered solely in private placement to qualified institutional investors under Rule 144A under the U.S. Securities Act).

8. Delivery date: Third business day from the offering price determination date (expected).

9. Other matters: The underwriter set forth in item 6 above may solicit less than 50 investors for the purchase of part of the number of shares to be offered for sale, as set forth in item 1 above, within Japan.

10. With regard to the above-listed items, the Company filed an extraordinary securities report as of January 11, 2002, pursuant to the Securities and Exchange Law of Japan.

[Reference]

Purpose of offering for sale: The shares will be sold by the selling shareholders to pay for their inheritance taxes.

- End -

FILE NO. 82-4837
No. 6

(Translation)

EXTRAORDINARY REPORT

Promise Co., Ltd.

(504030)

EXTRAORDINARY REPORT

To: The Director General of Kanto Local Finance Bureau

Date of Filing: January 11, 2002

Name of the Company:	Kabushiki Kaisha Promise
Name of the Company in English:	Promise Co., Ltd.
Name and Title of the Representative:	Hiroki Jinnai President and Representative Director
Location of the Registered Head Office:	2-4, Otemachi 1-chome, Chiyoda-ku, Tokyo Telephone: 03 (3287) 1515 (key)
Person to Contact:	Akira Nagashima Managing Director, in charge of Division of Management and Administration
Place to Contact:	Same as above
Person to Contact:	Masayuki Fujiwara Director and General Manager, Division of Management and Administration

Places at which copies of this Extraordinary Report are made available for public inspection

Name	Address
Promise Co., Ltd., Osaka Office	Osaka-ekimae Dai-ni Building, 2-2-900, Umeda 1-chome, Kita-ku, Osaka
Tokyo Stock Exchange, Inc.	2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo

(This report in Japanese consists of 2 sheets including the cover sheet.)

1. Reason for Filing of Extraordinary Report

As per the Report of Amendment to the Report on Large Shareholders (copy) received by the Company as of January 11, 2002, a change has occurred in the large shareholders of the Company. Hence, this Report is filed pursuant to Article 24-5, Paragraph 4 of the Securities and Exchange Law of Japan and Article 19, Paragraph 2, Item 4 of the Cabinet Office Order Concerning Corporate Disclosure, Etc.

2. Contents

(1) Name of the large shareholder relating to the change at issue:

Name of the person who ceased to be a large shareholder:
Hideki Jinnai

(2) Number of shares held by the large shareholder and the ratio thereof to the total number of issued shares before and after the change at issue:

1) Number of shares held:

Before the change:	19,388,187 shares
After the change:	- share

2) Ratio of the number of shares held to the total number of issued shares:

Before the change:	15.39%
After the change:	- %

(3) Date of the change at issue:

January 8, 2002

(4) Other matters:

Amount of capital as of the date hereof:	¥49,053,694,164
Total number of issued shares as of the filing date hereof:	125,966,665 shares

- END -

FILE NO. 82-4837
No. 7

(Translation)

EXTRAORDINARY REPORT

Promise Co., Ltd.

(504030)

EXTRAORDINARY REPORT

To: The Director General of Kanto Local Finance Bureau

Date of Filing: January 11, 2002

Name of the Company:	Kabushiki Kaisha Promise
Name of the Company in English:	Promise Co., Ltd.
Name and Title of the Representative:	Hiroki Jinnai President and Representative Director
Location of the Registered Head Office:	2-4, Otemachi 1-chome, Chiyoda-ku, Tokyo Telephone: 03 (3287) 1515 (key)
Person to Contact:	Akira Nagashima Managing Director, in charge of Division of Management and Administration
Place to Contact:	Same as above
Person to Contact:	Masayuki Fujiwara Director and General Manager, Division of Management and Administration

Places at which copies of this Extraordinary Report are made available for public inspection

Name	Address
Promise Co., Ltd., Osaka Office	Osaka-ekimae Dai-ni Building, 2-2-900, Umeda 1-chome, Kita-ku, Osaka
Tokyo Stock Exchange, Inc.	2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo

(This report in Japanese consists of 2 sheets including the cover sheet.)

1. <u>Reason for Filing of Extraordinary Report</u>

The Company, at a meeting of its Board of Directors held on January 11, 2002, adopted a resolution to approve of the offering for sale of shares of common stock of the Company in foreign market, including Europe among others (however, in the United States, the same will be offered solely in private placement to qualified institutional investors under Rule 144A under the U.S. Securities Act) and accordingly, the offering for sale thereof commenced. Hence, this Report is filed pursuant to Article 24-5, Paragraph 4 of the Securities and Exchange Law of Japan and Article 19, Paragraph 1 and Paragraph 2, Item 1 of the Cabinet Office Order Concerning Corporate Disclosure, Etc.

2. <u>Contents</u>

(1) Class of shares — Shares of common stock of the Company (the "Shares")

(2) Number of Shares to be offered for sale: — 8,800,000 shares (expected)

(Note) The number of Shares to be offered for sale is expected to be determined on the offering price determination date set forth in item 3 below.

(3) Offering price: — Undecided

(Note) The offering price is expected to be determined on any day during the period from and including January 15, 2002 (Tuesday) to and including January 18, 2002 (Friday) (hereinafter referred to as the "offering price determination date").

(4) Total offering prices: — Undecided

(5) Method of offering for sale: — The Shares will be undertaken from the selling shareholders under a bought deal by the underwriter set forth in item 7 below and distributed by its foreign related companies.

(6) Name of selling shareholder: — Juri Jinnai

(Number of Shares to be offered for sale: 4,400,000 shares)

Yuuta Jinnai

(Number of Shares to be offered for sale: 4,400,000 shares)

The number of Shares to be offered for sale by each of the selling shareholders may be changed hereafter.

(7) Name of underwriter: Nikko Salomon Smith Barney Limited

(8) Area where the shares will be offered for sale: Foreign market, including Europe among others (however, in the United States, the Shares will be offered solely in private placement to qualified institutional investors under Rule 144A under the U.S. Securities Act).

(9) Delivery date: Third business day from the offering price determination date (expected).

(10) Securities exchange where the Company expects to list the securities at issue: The Shares related to the offering for sale at issue are listed on Tokyo Stock Exchange, Inc. In relation to the offering for sale at issue, the Company does not expect to list the Shares on any foreign securities exchange.

(11) Other matters:

(a) Total number of issued shares and the amount of capital:

Total number of issued shares:	125,966,665 shares
Amount of capital:	¥49,053,694,164

(b) Matters concerning stabilizing transaction:

Not applicable.

- END -

(Excerpt translation)

January 15, 2002

Dear Sirs:

Promise Co., Ltd.
2-4, Otemachi 1-chome, Chiyoda-ku, Tokyo

Hiroki Jinnai
President and Representative Director

The first section of the Tokyo Stock Exchange
(Code No. 8574)

Settlement of Accounts: March 31 of each year

Inquiries shall be directed to: Masahiro Kudo
General Manager,
Public Relations Department
Tel: (03) 3213-2545
Fax: (03) 3215-7249

Notice of Determination of Offering Price

With regard to the offering for sale of shares of the Company in the foreign market as publicized on January 11, 2002, the offering price was determined, as described below:

Description

1. Selling shareholder and the number of shares to be offered for sale: Juri Jinnai 3,575,000 shares; Yuuta Jinnai 3,575,000 shares
2. Offering price: ¥6,210 per share
3. Total offering prices: ¥44,401,500,000
4. Date of delivery: January 18, 2002 (Friday)
5. With regard to the above-listed items, the Company filed an amendment to the extraordinary securities report as of January 15, 2002, pursuant to the Securities and Exchange Law of Japan.

[For reference]

Calculation of offering price:

Base date for calculation and the price thereof:	January 15, 2002	¥6,210
Discount rate:	0.00%	

The Company has been informed that additional 2,000,000 shares were simultaneously sold, in the form of private placement, in Japan.

- End -

FILE NO. 82-4837
No. 9

(Translation)

REPORT OF AMENDMENT TO EXTRAORDINARY REPORT

Promise Co., Ltd.

(504030)

EXTRAORDINARY REPORT

To: The Director General of Kanto Local Finance Bureau

Date of Filing: January 15, 2002

Name of the Company:	Kabushiki Kaisha Promise
Name of the Company in English:	Promise Co., Ltd.
Name and Title of the Representative:	Hiroki Jinnai President and Representative Director
Location of the Registered Head Office:	2-4, Otemachi 1-chome, Chiyoda-ku, Tokyo Telephone: 03 (3287) 1515 (key)
Person to Contact:	Akira Nagashima Managing Director, in charge of Division of Management and Administration
Place to Contact:	Same as above
Person to Contact:	Masayuki Fujiwara Director and General Manager, Division of Management and Administration

Places at which copies of this Extraordinary Report are made available for public inspection

Name	Address
Promise Co., Ltd., Osaka Office	Osaka-ekimae Dai-ni Building, 2-2-900, Umeda 1-chome, Kita-ku, Osaka
Tokyo Stock Exchange, Inc.	2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo

(This report in Japanese consists of 2 sheets including the cover sheet.)

1. Reason for Filing of This Report

With regard to the matters stated in the Extraordinary Report, filed as of January 11, 2002, concerning the offering for sale of shares of common stock of the Company in foreign market, including Europe among others (however, in the United States, the same will be offered solely in private placement to qualified institutional investors under Rule 144A under the U.S. Securities Act), all undecided matters, including the number of Shares to be offered for sale and offering price, were determined on January 15, 2002. Hence, this Report of Amendment to Extraordinary Report is filed pursuant to Article 7 of the Securities and Exchange Law of Japan applied by Article 24-5, Paragraph 5 of the same Law.

2. Contents

(2) Number of Shares to be offered for sale:

(Before amendment)

8,800,000 shares (expected)

(Note) The number of Shares to be offered for sale is expected to be determined on the offering price determination date set forth in item 2 below.

(After amendment)

7,150,000 shares

(3) Offering price:

(Before amendment)

Undecided

(Note) The offering price is expected to be determined on any day during the period from and including January 15, 2002 (Tuesday) to and including January 18, 2002 (Friday) (hereinafter referred to as the "offering price determination date").

(After amendment)

¥6,210 per share

(4) Total offering prices:

(Before amendment)

Undecided

(After amendment)

¥44,401,500,000

(6) Name of selling shareholder:

(Before amendment)

Juri Jinnai

(Number of Shares to be offered for sale: 4,400,000 shares)

Yuuta Jinnai

(Number of Shares to be offered for sale: 4,400,000 shares)

The number of Shares to be offered for sale by each of the selling shareholders may be changed hereafter.

(After amendment)

Juri Jinnai

(Number of Shares to be offered for sale: 3,575,000,shares)

Yuuta Jinnai

(Number of Shares to be offered for sale: 3,575,000,shares)

(9) Delivery date:

(Before amendment)

Third business day from the offering price determination date (expected).

(After amendment)

January 18, 2002 (Friday)

- END -